UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SERVOTRONICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.20 per Share

(Title and Class of Securities)

817732100

(CUSIP Number)

Brent D. Baird

25 Melbourne Place

Buffalo, New York 14222

Tel. 716-830-6322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100	SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Person: Brent D. Baird
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.
6.	Citizenship or Place of Organization: United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power: 273,661 shares of common stock
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 273,661 shares of common stock
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 273,661 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): Common Shares – 10.9%
14.	Type of Reporting Person: IN

CUSIP No. 817732100	SCHEDULE 13D	Page 3 of 5

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the Schedule 13D filed on September 30, 2021, as amended by Amendment No. 1 to Schedule 13D filed on December 20, 2021, Amendment No. 2 to Schedule 13D filed on January 4, 2022, Amendment No. 3 to Schedule 13D filed on February 17, 2022, Amendment No. 4 to Schedule 13D filed on April 6, 2022, and Amendment No. 5 to Schedule 13D filed on January 19, 2023 (collectively the “Prior Schedule 13D Filings”). Information reported in the Prior Schedule 13D Filings remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 6. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Prior Schedule 13D Filings. Responses to each item of this Amendment No. 6 are incorporated by reference into the response to each other item, as applicable.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On February 15, 2023, the Reporting Person entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Company. Pursuant to the Cooperation Agreement, the Company agreed to appoint the Reporting Person to the Company’s board of directors (the “Company Board”), effective as of February 16, 2023, with a term expiring at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The Cooperation Agreement also provides that the Company Board will nominate and recommend in favor of the Reporting Person’s reelection to the Company Board at the 2023 Annual Meeting, for a term expiring at the Company’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”), and solicit stockholders accordingly in favor of such reelection in the same manner as for other nominees nominated by the Company at the 2023 Annual Meeting. Under the terms of the Cooperation Agreement, the Company Board must also consider nominating the Reporting Person for reelection to the Board at the 2024 Annual Meeting in good faith and in the same manner the Company Board considers the nomination of all incumbent directors.

Additionally, pursuant to the terms of the Cooperation Agreement, the Reporting Person has agreed to customary voting commitments with respect to the Company during the term of the Cooperation Agreement, including (i) voting in favor of the slate of directors recommended by the Company Board, (ii) voting against the election of any nominee for director not recommended by the Company Board for election, and (iii) voting in accordance with the Company Board’s recommendation with respect to any other matter or proposal presented at any such meeting, subject to certain exceptions relating to business combination transactions.

The Cooperation Agreement terminates on June 30, 2024, subject to earlier termination if (i) the Company Board fails to re-nominate the Reporting Person for reelection to the Company Board for the 2024 Annual Meeting, (ii) the Reporting Person fails to be reelected to, or is otherwise disqualified or removed from, the Company Board or (iii) the Reporting Person retires or resigns from the Company Board after the 2023 Annual Meeting. Additionally, each of the Company and the Reporting Person has the right to terminate the Agreement earlier if the other party commits a material breach of the Cooperation Agreement and such breach is not cured within 15 days after notice or, if such breach is not curable within 15 days, immediately.

CUSIP No. 817732100	SCHEDULE 13D	Page 4 of 5

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 15, 2023, the Reporting Person and the Company entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1 Cooperation Agreement, dated as of February 15, 2023, by and between Servotronics, Inc. and Brent D. Baird

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 16, 2023

/s/ Craig M. Fischer, Attorney-in-Fact for Brent D. Baird
Brent D. Baird